ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

November 20, 2008

Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

VIA OVERNIGHT MAIL AND EDGAR

Re:	ICON plc − Form 20-F for the Fiscal Year Ended
December 31, 2007 (File No. 333-08704)

Dear Mr. Rosenberg:

ICON plc (the “Company”) has received your letter dated September 4, 2008 (the “Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2007 (File No. 333-08704) filed by the Company with the Commission.

The Company initially received the Comment Letter via mail this morning (Irish time) on November 20, 2008 and will endeavor to respond to the Comment Letter no later than December 5, 2008.

If you have any questions, please do not hesitate to contact me at (011)-353-1-291-2000.

Sincerely,

ICON plc

By: /s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer

cc:	William M. Hartnett
William J. Miller